Ropes & Gray LLP

191 North Wacker Drive, 32nd Floor

Chicago, IL 60606

WRITER’S DIRECT DIAL NUMBER: (312) 845-1376

April 4, 2017

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Sterling Capital Funds (the “Trust”): File Nos. 33-49098 and 811-06719

  Post-Effective Amendment No. 131 to the Registration Statement

Dear Sir or Madam:

On behalf of the Trust and its series, Sterling Capital SMID Opportunities Fund, Sterling Capital Behavioral Large Cap Value Equity Fund, Sterling Capital Mid Value Fund, Sterling Capital Behavioral Small Cap Value Equity Fund, Sterling Capital Special Opportunities Fund, Sterling Capital Equity Income Fund, Sterling Capital Long/Short Equity Fund, Sterling Capital Behavioral International Equity Fund, Sterling Capital Stratton Mid Cap Value Fund, Sterling Capital Stratton Real Estate Fund, Sterling Capital Stratton Small Cap Value Fund, Sterling Capital Ultra Short Bond Fund, Sterling Capital Short Duration Bond Fund, Sterling Capital Intermediate U.S. Government Fund, Sterling Capital Total Return Bond Fund, Sterling Capital Corporate Fund, Sterling Capital Securitized Opportunities Fund, Sterling Capital Kentucky Intermediate Tax-Free Fund, Sterling Capital Maryland Intermediate Tax-Free Fund, Sterling Capital North Carolina Intermediate Tax-Free Fund, Sterling Capital South Carolina Intermediate Tax-Free Fund, Sterling Capital Virginia Intermediate Tax-Free Fund, Sterling Capital West Virginia Intermediate Tax-Free Fund, Sterling Capital Diversified Income Fund, Sterling Capital Strategic Allocation Balanced Fund and Sterling Capital Strategic Allocation Growth Fund (collectively, the “Funds”), we are filing today, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 131 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). This Amendment is being filed for the purposes of responding to comments from the staff of the Securities and Exchange Commission, filing exhibits, completing any open information and to make certain other nonmaterial changes. This Amendment has been marked to indicate changes made from Post-Effective Amendment No. 128 to the Trust’s Registration Statement on Form N-1A, filed on February 3, 2017.

We have assisted the Trust in the preparation of this Amendment and believe that this does not contain any disclosure that would render it ineligible to become effective under paragraph (b) of Rule 485 under the 1933 Act. It is intended that this Amendment become effective on April 4, 2017.

The Amendment relates solely to Class A Shares of the Funds. No information relating to any other share classes of the Funds is amended or superseded hereby. No fees are required in connection with this filing.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (312) 845-1376.

Sincerely,

/s/ Matthew A. Brunmeier
Matthew A. Brunmeier